82-5769

03 DEC 22 AM 7:21

UFJ Holdings, Inc

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	December 22, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)



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* If you do not receive all pages please contact us immediately.



UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 22, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

December 22, 2003

To Whom It May Concern:

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Trust Bank Limited

Business Integration between UFJ Bank and UFJ Trust Bank

We hereby give notice that UFJ Holdings, Inc. have today decided to integrate the corporate lending business of UFJ Trust Bank Limited ("UFJ Trust") into UFJ Bank Limited ("UFJ Bank") conditional on the approval of the related authorities.

1. Purpose of the integration

We will enhance the business efficiency through integration of overlapping corporate lending businesses of UFJ Bank and UFJ Trust.

We will improve services for the customers and strengthen competitiveness of trust related business by shifting managerial resources from corporate lending business of UFJ Trust to trust related business.

2. Outline of the integration

(1) Integration target date

July 2005

(2) Integration method

Utilizing corporate separation, corporate lending business of UFJ Trust Bank will be separated and integrated to that of UFJ Bank.

(3) Businesses to be integrated

Corporate lending business and other related businesses. Details of the financial products and services to be integrated will be determined after consideration between UFJ Bank and UFJ Trust.

3. Streamlining Effect

Through the integration, we will reduce operating expenses for FY 2007 by approximately Yen 11.0 billion from FY 2003. The cumulative amount of cost reduction for 4 years from FY 2004 to FY 2007 will be approximately Yen 30.0 billion.

4. Schedule (plan)

April 2005 Board of directors meeting to approve corporate separation and execution of the corporate separation agreement between UFJ Bank and UFJ Trust

May 2005 Extraordinary meeting of stockholder of UFJ Bank and UFJ Trust to approve the corporate separation agreement

July 2005 Integration of corporate lending businesses